UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEM-ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended June 30, 2023

FLOWER TURBINES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11330

Delaware

(State or other jurisdiction of
incorporation or organization)

240 Central Ave., IJ

Lawrence , NY. 11559

(Address of principal executive office)

516-862-1018

(Registrant’s telephone number, including area code)

46-3784856

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Solutions Vending International,” “we,” or “the company” refers to Flower Turbines, Inc.

This report may contain forward-looking statements and information relating to, among other things, our its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (the “2023 Interim Period”), and the six-month period ended June 30, 20120 (the “2022 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Flower Turbines, LLC, was formed as a New York limited liability company on September 15, 2013, and converted into Flower Turbines, Inc., a Delaware corporation, on December 27, 2019. Our headquarters are in Lawrence, New York. We develop and manufacture wind turbines.

On March 27, 2019, we formed Flower Turbines B.V., a Netherlands company, to sell, install, and develop sustainable energy solutions in the European Union. In January 2020, we extended our business into the electric mobility vertical through Flower Turbines B.V.’s acquisition of a product line of charging stations, which include stationary poles, outdoor benches, and workstations, which can charge electric vehicles and other products such as mobile phones. The charging stations generate power through wind, solar, and grid energy. We outfit these charging stations with our wind turbines.

Results of Operation

Revenues

For the 2023 Interim Period, we had revenues of $263,109, compared to net revenues of $268,317, for the 2022 Interim Period.

Cost of Goods Sold

For the 2023 Interim Period, our costs of goods sold was $62,270, compared to $311,899 for the 2022 Interim Period.

Gross Loss

For the 2023 Interim Period, we had a gross profit of $200,839, compared to a gross loss of $43,582 for the 2022 Interim Period.

Operating Expenses

For the 2023 Interim Period, our operating expenses were $1,526,469, consisting of $173,658 for sales and marketing expenses, $87,089 for research and development, and $1,265,723 for general and administrative costs. For the 2022 Interim Period, our total operating expenses were $1,347,324, consisting of $9,036 for sales and marketing expenses, and $1,338,288 for general and administrative costs. The increase in operating expenses during the 2023 Interim Period, primarily the result of increased sales and marketing expenses. Much of this expense is also due to accumulating inventory and equipment in the US in preparation for product launch in the United States.

Loss from Operations

For the 2023 Interim Period, we had an operating loss of $1,325,631, compared to an operating loss of $1,390,906 for the 2022 Interim Period.

Other Income/Expenses

For the 2023 Interim Period, we had total other income and expenses of -2,884, consisting of $1,758 in interest expense, -$1,565 in interest income, and -$3,077. For the 2022 Interim Period, we had total other income and expenses of -47,080, consisting of -$1,985 in interest expense, -$1,324 in other expenses, and -$46,163 in investment losses. The -$46,163 in investment losses during the 2022 Interim Period, is the result of changes in value of holdings during that period.

Net Loss

For the 2023 Interim Period, we had a net loss of $1,322,747, compared to a net loss of $1,437,986 for the 2022 Interim Period.

Liquidity and Capital Resources

Since our inception, we have raised over $13,500,000 through various securities offerings, which we have used for operations. As of June 30, 2023, we had total current assets in the amount of $983,152 consisting of $201,900 in cash, $82,626 in prepaid expenses, $288,575 in accounts receivables, $240,901 in other assets, and $169,150 in inventory. As of December 31, 2022, we had total current assets in the amount of $1,320,249 consisting of $252,441 in cash, $18,309 in prepaid expenses, $123,909 in accounts receivables, $438,364 in inventory and $487,226 in investments. The investments represent money market accounts. Other assets include patents and machinery.

As of June 30, 2023, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through December 2023.

We will incur significant additional costs in commercializing our products, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from this Offering. We may also engage in additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern

Debt

In November 2019, Flower Turbines B.V., our subsidiary, entered into an unsecured loan agreement with Rabobank, pursuant to which two installments were advanced having in the aggregate principal amount of $56,135, and which matures in 84 months. This first advance was in the amount of $28,068, bears interest at 7.5% per annum, and requires monthly interest payments for 84 months with a final balloon payment on the maturity date. The second advance was in the amount of $28,067, bears interest at 7.5% per annum, requires interest only payments for the first 24 months, principal and interest payments of $468 for the next 60 months, with a final balloon payment on maturity date. The total unpaid principal balances on the loans were $55,934 as of December 31, 2022.

Plan of Operations

We are investing in the continued growth of our brand and are seeking to hit the following milestones during 2023:

•	Launch of small, medium, and large sized wind turbines in the United States.

•	EU$500,000 in revenue from sales by Flower Turbines B.V., in the European Union.

•	US$500,000 in revenue from sales of small turbines in the United States.

•	US$1,000,000 in revenue from exports of turbines outside of the United States.
•	Increase concentration of sales in the EU time by adding salespeople and their support and outsourcing all production with drop shipping.
•	Developing projects to sell electricity as well as turbines.

The extent to which we will be able to complete the milestones outlined above is dependent upon the success of our marketing efforts and our utilization of cash.

Impact of COVID-19

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. To date, the pandemic has resulted in delays in the shipment to us of certain components, which has delayed the delivery of units to customers .. . If there is a resurgence of the pandemic, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

ITEM 2.  OTHER INFORMATION

In June 2022, we entered into an Accelerator Master Membership Agreement with Newchip LLC, in connection with which we issued NewChip LLC a warrant to purchase up to $250,000 in common stock based on a valuation to be determined by the next equity financing in the minimum amount of $100,000 (a “Qualified Financing”); which valuation shall be the greater of either (i) a twenty percent (20%) discount of the price per share or (ii) one and a half times (1.5X) the highest discount offered to investors in such Qualified Financing.

In November 2021, we entered into an Employment Agreement with Mr. Stoll, which became effective on January 1, 2022. The Employment Agreement has a term of four years, provides for a salary of $12,000 per month, and a bonus equal to 2% of the gross sales generated by us through the end of 2025. The Employment Agreement may be terminated for any reason by us or Mr. Stoll, by providing 30 days advanced written notice.

ITEM 3.  FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

ITEM 4. EXHIBITS

EXHIBITS

1.0	Posting Agreement with StartEngine Primary LLC (1)

2.1	Certificate of Incorporation (2)

2.2	First Amendment to Certificate of Incorporation (3)

2.3	Bylaws (4)

4.1	Form of Subscription Agreement (5)

6.1	License Agreement with Dr. Mark Daniel Farb (6)

6.2	Stock Option Plan (7)

6.3	Employment Agreement with Dr. Mark Daniel Farb (8)

6.4	Employment Agreement with Warren Stoll. (9)

6.5	Quotation Agreement (10)

8	Escrow Services Agreement (11)

1.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex1-0.htm.
2.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex2-1.htm.
3.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex2-2.htm.
4.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex2-3.htm.
5.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex4-1.htm.
6.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex6-1.htm.
7.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex6-2.htm.
8.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex6-3.htm.
9.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex6-4.htm.
10.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A Commission File No. 024-11330) and incorporated herein by reference. Available at
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex6-5.htm.
11.	Filed as an exhibit to the Flower Turbines, Inc. Regulation A Offering Statement on Form 1-A Commission File No. 024-11330) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1739997/000110465923007524/tm2229852d2_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrence , New York, on September 27, 2023.

FLOWER TURBINES, INC.

By	/s/ Mark Daniel Farb
	Title:	Chief Executive Officer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	September 27, 2023

Flower Turbines, Inc.

A Delaware Corporation

Consolidated Financial Statements

Unaudited

June 30, 2023

Flower Turbines, Inc.

TABLE OF CONTENTS

Page

Consolidated Financial Statements as of as of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited) then ended:

Consolidated Balance Sheets	1

Consolidated Statements of Operations and Comprehensive Income/(Loss)	2

Consolidated Statements of Changes in Stockholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5

FLOWER TURBINES, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	June 30,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash and cash equivalents	$201,900	$252,441
Prepaid expenses	82,626	18,309
Accounts receivable	288,575	123,909
Other assets	240,901	-
Inventory	169,150	438,364
Investments	-	487,226
Total Current Assets	983,152	1,320,249

Non-Current Assets:
Property and equipment, net	170,792	162,519
Intangible assets, net	273,936	87,452
Right of use asset	64,629	99,434
Total Non-Current Assets	509,357	349,405
TOTAL ASSETS	$1,492,509	$1,669,654

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current Liabilities:
Accounts payable	$106,518	$98,444
Deferred revenue	-	239,864
Accrued expenses	105,949	46,899
Right of use liability- current	34,306	49,605
Notes payable - current	3,962	3,962
Total Current Liabilities	250,735	438,774
Long-Term Liabilities:
Right of use liability- net of current	44,568	65,874
Notes payable - net of current	41,531	40,785
Total Long-Term Liabilities	86,099	106,659
Total Liabilities	336,834	545,433

Stockholders' Equity:
Common stock, $0.0001 par, 2,500,000 shares authorized, 10,491,219 and 9,975,566 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively.	1,050	998
Additional paid-in capital	11,756,496	10,395,467
Accumulated deficit	(10,545,287)	(9,222,540)
Accumulated other comprehensive loss	(56,583)	(49,704)
Total Stockholders' Equity	1,155,676	1,124,221
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,492,509	$1,669,654

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the six months ended June 30, 2023 and 2022 (unaudited)

	Six Months Ended
	June 30,
	2023	2022
Net revenues	$263,109	$268,317
Cost of net revenues	(62,270)	(311,899)
Gross profit/(loss)	200,839	(43,582)

Operating Expenses:
General & administrative	1,265,723	1,338,288
Sales & marketing	173,658	9,036
Research and development	87,089	-
Total Operating Expenses	1,526,469	1,347,324
Loss from operations	(1,325,631)	(1,390,906)

Other Income/(Expense):
Interest expense	1,758	(1,985)
Interest income	(1,565)	2,392
Other expense	-	(1,324)
Investment loss	(3,077)	(46,163)
Total Other Income/(Expense)	(2,884)	(47,080)

Net loss	(1,322,747)	(1,437,986)
Foreign currency translation gain (loss)	(6,879)	98,357
Other comprehensive loss	$(1,329,626)	$(1,339,629)

Basic and diluted net loss per share	$(0.13)	$(0.14)
Weighted average shares outstanding - basic and diluted	10,233,393	10,008,195

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2023 and 2022 (unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain/(Loss)	Total Stockholders' Equity
Balance at December 31, 2021	9,971,680	$998	$10,223,395	$(5,513,164)	$(55,684)	$4,655,545
Issuance of stock - Regulation A	73,030	7	511,205	-	-	511,212
Offering costs	-	-	(6,120)	-	-	(6,120)
Net loss	-	-	-	(1,437,986)	98,357	(1,339,629)
Balance at June 30, 2022	10,044,710	$1,005	$10,728,480	$(6,951,150)	$42,673	$3,821,008

Balance at December 31, 2022	9,975,566	$998	$10,395,467	$(9,222,540)	$(49,704)	$1,124,221
Issuance of stock - Regulation A	515,653	52	1,375,644	-	-	1,375,696
Offering costs	-	-	(14,615)	-	-	(14,615)
Net loss	-	-	-	(1,322,747)	(6,879)	(1,329,626)
Balance at June 30, 2023	10,491,219	$1,050	$11,756,496	$(10,545,287)	$(56,583)	$1,155,676

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2023 and 2022 (unaudited)

	Six Months Ended
	June 30,
	2023	2022
Cash Flows From Operating Activities
Net loss	$(1,322,747)	$(1,437,986)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	11,970	10,455
Changes in operating assets and liabilities:
(Increase)/Decrease in prepaid expenses	(64,317)	50,362
(Increase)/Decrease in other assets	(240,901)	(24,402)
(Increase)/Decrease in inventory	269,214	(458,177)
(Increase)/Decrease in accounts receivable	(164,666)	(58,092)
Increase/(Decrease) in accounts payable	8,074	(142,283)
Increase/(Decrease) in accrued expenses	59,050	152,546
Increase/(Decrease) in deferred revenue	(239,864)	(129,847)
Increase/(Decrease) in Right of use asset	34805	-
Increase/(Decrease) in Right of liability	(36,605)	-
Net Cash Used In Operating Activities	(1,685,987)	(2,037,424)

Cash Flows From Investing Activities
(Purchase) / sale of investments	487,226	(2,428,392)
Purchase of intangible assets	(186,484)	(162,712)
Purchase of property of equipment	(20,243)	(122,442)
Net Cash Provided by (Used In) Investing Activities	280,499	(2,713,546)

Cash Flows From Financing Activities
Proceeds from/(payments to) notes payable	746	(3,857)
Proceeds from SBA Loan	-	1,000
Proceeds from issuance of stock	1,375,696	2,531,585
Offering costs	(14,615)	(6,120)
Net Cash Provided By Financing Activities	1,361,826	2,522,608

Cash effects of foreign currency translation loss	(6,879)	98,357

Net Change In Cash	(50,541)	(2,130,005)

Cash at Beginning of Period	252,441	2,350,678
Cash at End of Period	$201,900	$220,673

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,451	$1,985
Cash paid for income taxes	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

NOTE 1: NATURE OF OPERATIONS

Flower Turbines, Inc. and subsidiary (collectively the “Company”), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a New York limited liability company on September 25, 2013 under the name Flower Turbines, LLC. The LLC converted to a Delaware corporation on December 26, 2019. The Company develops unique designs for wind turbines. On March 27, 2019 Flower Turbines B.V. (the “Subsidiary”) was formed in the Netherlands. Flower Turbines B.V. was a 96% owned subsidiary of the Company and was formed for the sale, installation, and development of sustainable energy solutions inside Europe. During 2022, the Company purchased the remaining 4% interest in the subsidiary and the Company is now the sole owner.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of Flower Turbines, Inc., along with its wholly owned subsidiary, Flower Turbines B.V. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Noncontrolling Interests

Noncontrolling interests represents minority owners’ share of net income or losses and equity in the Company’s majority-owned consolidated subsidiary. During 2019, the Company owned 88% of the subsidiary, in 2020, the Company acquired an additional 8% of the subsidiary, and in June 2022 acquired an additional 4% of the subsidiary, at which time it became a wholly owned subsidiary of the Company. The financial statements have been retrospectively adjusted to reflect the change, and that there was no impact on net loss for the period ended June 30, 2023.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.  As of June 30,2023 and December 31, 2022, the Company carried receivables of $288,575 and $147,196 and allowances of $0 and $23,287 against such, all respectively.

Inventory & Shipping and Handling Costs

Inventory is stated at the lower of cost or market and accounted for using the specific identification method.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives (5 years). The Company’s property and equipment is assessed annually for indications of impairment. The Company’s property and equipment are recorded at costs of $208,157 and $194,780 and are presented net of accumulated depreciation of $37,365 and $32,261 as of June 30, 2023 and December 31,2022, respectively. Depreciation expense of $11,970 and $10,455 were recorded for the six months ended June 30,2023 and 2022, respectively.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of the offering. There were no deferred offerings costs capitalized to the balance sheet as of June 30,2023 and December 30,2022, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit- worthiness and has a policy to not carry a balance in excess of FDIC insurance limits.

Basic Income/(Loss) per Common Share

Basic income (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

As of June 30, 2023 and December 31, 2022, $0 and $239,864 of deferred revenue were recorded, respectively. The deferred revenue at December 31, 2022 was recognized in the six months ended June 30, 2023. Revenues are recognized on these arrangements after the units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. Substantially, all revenue recorded for the six months ended June 30, 2023 and 2022 were for sales through the subsidiary.

Research and Development

The Company expenses research and development costs when incurred.

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency for the Subsidiary is its local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At June 30, 2023, the foreign currency translation gain/(loss) was $6,879.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of net assets. Accordingly, prior periods have not been restated to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on net assets.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of January 1, 2022.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained losses of $1,322,747 and $1,437,986 for the six months ended June 30, 2023 and 2022, respectively, and has negative cash flows from operations for the years ended June 30, 2023 and 2022, respectively and the Company is reliant on continual financing.

The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to utilize existing fundraising capital to increase sales and obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy it liquidity needs through its Regulation A offering in 2023 and increasing its sales. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS’ EQUITY

Capital Structure

The Company was originally incorporated as a New York limited liability company. The membership interests in such and associated members’ equity were applied to stockholders’ equity and the members were issued common stock in the corporation in exchange for their membership interests in the LLC.

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

Upon conversion to a Delaware corporation in December 2019, the Company authorized 2,500,000 shares of common stock at $0.0001 par value. During 2021, the Company executed a 10-1 stock split and amended it’s Articles of Incorporation increasing its authorized shares to 20,000,000. As of June 30, 2023 and December 31, 2022, 10,491,219 and 9,975,566 shares of common stock were issued and outstanding, respectively.

Stock and Membership Units

In 2022, the Company had raised $199,252 through issuance of its common stock pursuant to an offering under Regulation A.

In the six months ended June 30, 2023, the Company has raised $1,375,696 through issuance of its commons stock pursuant to its ongoing and a new Regulation A offering.

NOTE 5: OPERATING LEASES

On March 1, 2022, the Company entered into a 36-month lease agreement for office space. The lease requires escalating monthly lease payments ranging from $2,955 to $3,076.

NOTE 6:  LOANS PAYABLE

On November 4, 2019, the Subsidiary entered into a loan agreement with a bank for total principal of $56,134. Loan A is for principal of $28,068 and bears interest at 7.5%. The loan requires monthly interest payments for 84 months with a final balloon payment on the maturity date. Loan B is for principal of $28,067, bears interest at a 7.5% fixed rate. The loan requires interest only payments for the first 24 months, followed by principal and interest payments of $468 for the next 60 months, followed by a balloon payment on the last day of the loans. Loans A and B are unsecured. Interest expense for these loans totaled $1,758 and $1,985 for the six months ending June 30, 2023 and 2022, respectively. Accrued interest payable totaled $0 as of June 30,2023 and December 31, 2022. Total unpaid principal balance was $45,493 and $44,746 as of June 30,2023 and December 31,2022, respectively.

Future minimum principal payments under the loans are as follows as of June 30, 2023:

2023	3,962
2024	4,269
2025	4,601
2026	4,905
2027	5,285
Therafter	22,471
Total	$45,493

FLOWER TURBINES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 and 2022 and for the period ended (unaudited)

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this standard during the current period.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE 10: SUBSEQUENT EVENTS

Management’s Evaluation

The Company has evaluated subsequent events through September 14, 2023, the date the consolidated financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure other than those below.